

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

November 10, 2009

Ms. Mira Rosenzweig
Chief Financial Officer
Camtek Ltd.
Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Ha'Emek
Israel

   Re: Camtek, Ltd.
     Forms 20-F for Fiscal Years Ended December 31, 2006, 2007 and 2008
     Filed on June 29, 2007, June 30, 2008 and April 8, 2009
     File No. 000-30664

Dear Ms Rosenzweig:

   We have completed our review of your Forms 20-F and related filings and do not, at this time, have any further comments.

       Sincerely,

       Brian Cascio
       Accounting Branch Chief